Guinness Atkinson Funds

225 South Lake Avenue, Suite 201

Pasadena, CA 91101

VIA EDGAR

July 5, 2024

Mr. Brian Szilagyi

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Guinness Atkinson Funds File Nos. 811- 08360 and 033-75340 (the “Registrant”)

Dear Mr. Szilagyi:

This letter summarizes the comments provided to by Mr. Brian Szilagyi of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on June 6, 2024, regarding Sarbanes Oxley Act review of December 31, 2023 shareholder reports included on Form N-CSR for the Guinness Atkinson Asia Focus Fund, the Guinness Atkinson China & Hong Kong Fund, the Guinness Atkinson Global Innovators Fund, the Guinness Atkinson Global Energy Fund, the Guinness Atkinson Alternative Energy Fund, the Guinness Atkinson Renminbi Yuan & Bond Fund, collectively referred to as the “Mutual Funds”, the SmartETFs Smart Transportation & Technology ETF, the SmartETFs Advertising & Marketing Technology ETF, the SmartETFs Asia Pacific Dividend Builder ETF, SmartETFs Dividend Builder ETF and the SmartETFs Sustainable Energy II ETF, collectively referred to as the “ETFs,” (each a “Fund” and collectively, the “Funds”). Responses to all the comments are included below:

1.	The ETFs’ annual report did not include the “Statement Regarding Availability of Proxy Voting Policies and Procedures” and the “Statement Regarding Availability of Proxy Voting Record.” required under Item 27(d)(4) and 27(d) (5) of Form N-1A, respectively.

Response: The below statement was included in the back cover page of the ETFs’ December 31, 2023 annual report regarding availability of proxy voting policies and procedures and proxy voting records:

“Additional information about the Trust’s Board of Trustees/Officers and a description of the policies and procedures the Trust uses to determine how to vote proxies relating to portfolio securities are provided in the Statement of Additional Information. The Statement of Additional Information and information regarding how the Trust voted proxies relating to portfolio securities during the most recent twelve-month period ending June 30 is available, without charge, by calling 866-307-5990, or by visiting www.SmartETFs.com, or on the Securities and Exchange Commission’s website at http://www.sec.gov.”

2.	With respect to the SmartETFs Sustainable Energy II ETF, the performance table show the Fund underperformed its benchmark index for the since inception period yet the line graph show the Fund having a greater ending value than the benchmark index. With respect to the SmartETFs Dividend Builder ETF, the Fund outperformed its benchmark index for the 10-year period yet the Fund’s ending value shown in the line graph is lowered than the ending value of the benchmark index. Please explain these discrepancies in the correspondence. With respect to the SmartETFs Asia Pacific Dividend Builder ETF, please provide calculations to validate the ending value shown in the line graph for the SmartETFs Asia Pacific Dividend Builder ETF and the benchmark index.

Response: The Registrant confirms the returns reported for the since inception period for the SmartETFs Sustainable Energy II ETF and the benchmark index are correct, however, the $11,511 ending value for the benchmark index shown in the line graph was incorrect. The benchmark ending value in the line graph should have been $13,262. The Registrant also confirms the 10-year period returns reported for the SmartETFs Dividend Builder ETF and the benchmark index are correct but the $21,416 ending value of the Fund shown in the line graph was incorrect. The ending value for the SmartETFs Dividend Builder ETF should have been $23,237. With respect to the SmartETFs Asia Pacific Dividend Builder ETF and the benchmark index ending values shown in the line graph, the Registrant notes that the ending values reported were incorrect. The ending value for the SmartETFs Asia Pacific Dividend Builder ETF and the benchmark index for the line graph should have been $18,256 and $13,740, respectively. The Registrant have taken measures to ensure line graphs and returns reported in the Funds’ annual reports are accurate going forward.

3.	The Form N-CSR filings refers to a fiscal quarter of the period covered by the report for the disclosure related to Form N-CSR Item 11(b). Please utilize the language provided in Form N-CSR Item 11(b) which refers to the period covered by the report, not isolated to a particular quarter and confirm that there have been no changes in the Registrants’ internal control over financial reporting that occurred during the period.

Response: The Registrant confirms that there have been no changes in internal control over financial reporting that occurred during the period covered by the Funds’ annual reports. In addition, the Registrant confirms that it will use the language provided in Form N-CSR Item 11(b) referring to the period covered by the report for future filings.

4.	With respect to the Guinness Atkinson Global Energy Fund, given the amount of reclaims receivable, please explain which country or countries these receivables relate to, and how the Fund monitors the collectability of those receivables.

Response: The majority of the reclaims receivable relate to the following countries: Austria, Italy, France, Portugal, and Spain. The Fund’s custodian monitors the Fund’s eligibility to file for tax reclaims and files applications for the tax reclaims on behalf of the Fund. The Fund’s officers periodically review the tax reclaims receivable aging report and follow up with the Fund’s custodian on status updates and assess collectability based on the latest correspondence with local authorities relating to the reclaims.

5.	Form N-CSR was updated in January 2022 to include Items 4(i) and 4(j), these Items should be included in Form-NCSR filings even if the questions are not applicable. Please provide answers to these questions in correspondence and confirm responses to all Items of Form N-CSR will be provided going forward.

Response: The Registrant confirms that the response to each of the questions included within Items 4.(i). and 4.(j). of Form N-CSR is “not applicable” for the Funds’ fiscal year ended December 31, 2023, and responses to all items of Form N-CSR will be responded in future filings, even if not applicable to the Registrant.

6.	It appears the expense limitation agreements disclosed in the Funds’ annual reports were not filed or cannot be located on EDGAR. Please confirm that the Funds’ current expense limitation agreements will be filed on EDGAR.

Response: The Registrant intends to file the expense limitation agreements on EDGAR within 30 days from the date of this letter.

7.	With respect to the Guinness Atkinson Asia Focus Fund, the Guinness Atkinson Global Energy Fund, and the Guinness Atkinson Global Innovators Fund, each Fund states in its management discussion of fund performance (“MDFP”) that it’s a non-diversified fund, the Staff notes that the “Notes to Financial Statements” and Item C.4. of the N-CEN indicate each Fund is a diversified fund. Please confirm in the correspondence the diversification classification for each Fund and ensure disclosure is consistent going forward.

Response: The Registrant confirms that each of the Guinness Atkinson Asia Focus Fund, the Guinness Atkinson Global Energy Fund, and the Guinness Atkinson Global Innovators Fund, is a diversified fund. The Registrant will ensure that disclosures of the Funds’ diversification classification are consistent within the reports going forward.

8.	Form N-CSR requires the report be signed by the Registrant’s principal executive and principal financial officers. The Funds’ Form N-CSR filings did not include the title principal executive officer or principal financial officer. Please confirm in the correspondence that the individuals who signed the Form N-CSRs are principal executive and principal financial officers and that such titles will be included in the signed certifications of Form N-CSR in future filings.

Response: The Registrant confirms that the signors of Form N-CSR, the president and treasurer of the Funds also hold the position of principal executive officer and principal financial officer, respectively. The Registrant also confirms it will include the titles of principal executive officer and principal financial officer in the certifications and signature pages in future filings.

9.	With respect to the Guinness Atkinson Renminbi Yuan and Bond Fund and the SmartETFs Sustainable Energy II ETF, each Fund reported return of capital distributions during the fiscal year. The Staff noted that the Funds responded “No” to Item B.23 on Form N-CEN, please explain in the correspondence why the Funds did not provide any written statements pursuant to Section 19(a) of the 1940 Act for the return of capital distributions.

Response: The Registrant confirms that the Fund routinely include Section 19 notice with each distribution indicating that the distribution is estimated and may include either return of capital or capital gains as the final tax characteristic of the distributions will not be known until the Funds’ fiscal year-end. Item B.23 on Form N-CEN should have been marked “Yes” and the Registrant will ensure all responses are appropriately completed in future filings.

10.	Going forward, include a description for any tables, charts, or graphical presentation of portfolio holdings whether the percentages shown are based on net asset value or total investments going forward pursuant to Item 27(d)(2) of Form N-1A. The tables listed under “Portfolio Position” of the MDFP for the Guinness Atkinson Global Energy Fund did not include such descriptions.

Response: The percentages shown in the tables under “Portfolio Holding” were percentages of the Guinness Atkinson Global Energy Fund’s total investments. The Registrant will include the requested disclosure in future reports.

11.	With respect to the Guinness Atkinson Renminbi Yuan and Bond Fund, include all disclosures required for restricted securities in accordance with Schedule 12-12 of Regulation S-X.

Response: The Registrant confirms the Fund did not hold any restricted securities as of December 31, 2023. It will provide the requested disclosure in future filings, if applicable.

12.	The Guinness Atkinson Asia Focus Fund, Guinness Atkinson China & Hong Kong Fund, Guinness Atkinson Renminbi Yuan & Bond Fund, and the SmartETFs Asia Pacific Dividend Builder ETF, hold significant foreign denominated securities and foreign currencies, please describe the Funds’ accounting policies related to foreign currency translation including foreign currencies in countries where currency controls are in place. Please cite any applicable guidance under U.S. GAAP. In addition, FASB ASC 275-10-05 requires financial statements to provide information about certain current conditions and trends to assist users in predicting reporting entities’ future cash flows and results of operations. Please consider adding disclosure to provide users of the financial statements with the information necessary to ascertain to what extent a Fund’s assets are denominated in currencies subject to currency controls limiting the ability to repatriate to U.S. dollars.

Response: The accounting records of the Funds are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars using the spot rate provided by a third-party pricing services each business day to determine the value of investments and other assets and liabilities in accordance with ASC 830-20-30-1. ASC 830-20-30-1 states “At the date a foreign currency transaction is recognized, each asset, liability, revenue, expense, gain, or loss arising from the transaction shall be measured initially in the functional currency of the recording entity by use of the exchange rate in effect at that date.” The above-mentioned Funds currently do not hold investments or currencies in countries which currency controls are in place. The Registrant will add applicable risks from the Funds’ registration statements including but not limited to “currency risks”, “China currency risk”, “capital controls and sanctions risk”, to the financial statements going forward.

* * * * *

The Registrant believes that it has fully responded to each comment. If you have any questions or additional comments, please contact the undersigned at 626-914-1041. Thank you.

Sincerely,

/s/ Rita Dam

Rita Dam

Treasurer

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